UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Strategic Storage Trust IV, Inc.

(Name of Issuer)

Class A Common Shares, $0.001 Par Value

(Title of Class of Securities)

REITSST4A

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. REITSST4A

1.	Names of Reporting Persons Comrit Investments 1, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,576.923

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 360,576.923

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,576.923

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 13.7%(1)

12.	Type of Reporting Person (See Instructions) FI

(1) Percent of class is based on 2,628,095 shares of Class A common stock issued and outstanding as of September 30, 2018, as reported by Strategic Storage Trust IV, Inc. in its most recent Form 10-Q filing dated November 13, 2018.

CUSIP No. REITSST4A

1.	Names of Reporting Persons Comrit Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,576.923

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 360,576.923

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,576.923

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 13.7%(1)

12.	Type of Reporting Person (See Instructions) HC

(1) Percent of class is based on 2,628,095 shares of Class A common stock issued and outstanding as of September 30, 2018, as reported by Strategic Storage Trust IV, Inc. in its most recent Form 10-Q filing dated November 13, 2018.

CUSIP No. REITSST4A

1.	Names of Reporting Persons Ziv Sapir

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 360,576.923

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 360,576.923

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 360,576.923

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 13.7%(1)

12.	Type of Reporting Person (See Instructions) HC

(1) Percent of class is based on 2,628,095 shares of Class A common stock issued and outstanding as of September 30, 2018, as reported by Strategic Storage Trust IV, Inc. in its most recent Form 10-Q filing dated November 13, 2018.

Schedule 13G

This Schedule 13G is being jointly filed on behalf of Comrit Investments 1, LP, a Cayman Islands Exempted Limited Partnership (“Comrit LP”), Comrit Investments Ltd., an Israel limited liability public company (“Comrit Ltd.”), and Ziv Sapir, a citizen of Israel (“Mr. Sapir” and, together with Comrit LP and Comrit Ltd., the “Reporting Persons”), relating to Class A Common stock, $0.001 par value (the “Stock”), of Strategic Storage Trust IV, Inc., a Maryland corporation and real estate investment trust (the “Issuer”).

The 360,576.923 shares of Stock reported on this Schedule 13G were purchased directly by Comrit LP for its own account. Comrit Ltd., as the general partner of Comrit LP, and Mr. Sapir, as the Chief Executive Officer and a controlling person of Comrit Ltd., may be deemed to have beneficial ownership (under Section 13 of the Act) of the Stock beneficially owned by Comrit LP as a result of their power to indirectly direct the vote and disposition of the same.

Pursuant to Rule 13d-4 under the Act, Comrit Ltd. and Mr. Sapir declare that the filing of this Schedule 13G shall not be deemed an admission by either or both of them that they are, for the purposes of the Act, the beneficial owner of any Stock covered by this Schedule 13G.

Item 1 (a).	Name of Issuer: Strategic Storage Trust IV, Inc.
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 10 Terrace Road, Ladera Ranch, California 92694

Item 2 (a).

Name of Person Filing:
This statement is being filed by the following persons:

(i)     Comrit Investments 1, LP, a Cayman Islands Exempted Limited Partnership;

(ii)    Comrit Investments Ltd., an Israel limited liability public company; and

(iii)   Ziv Sapir, an Israeli citizen.

Item 2 (b).	Address of Principal Business Office or, if none, Residence: The address for each of the Reporting Persons is: 9 Ahad Ha’am Street Tel Aviv, Israel 6129101
Item 2 (c).	Citizenship: Comrit Investments 1, LP — Cayman Islands Comrit Investments Ltd. — Israel Ziv Sapir — Israel
Item 2 (d).	Title of Class of Securities: Class A Common Shares, $0.001 Par Value
Item 2 (e).	CUSIP Number: REITSST4A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Insurance company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	A Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: IC

Item 4.	Ownership.
For Comrit Investments 1, LP:
	(a)	Amount beneficially owned: 360,576.923 shares of Stock
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 360,576.923
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 360,576.923
		(iv)	Shared power to dispose or to direct the disposition of: 0

For Comrit Investments Ltd.:
	(a)	Amount beneficially owned: 360,576.923 shares of Stock
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 360,576.923
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 360,576.923
		(iv)	Shared power to dispose or to direct the disposition of: 0

For Ziv Sapir:
	(a)	Amount beneficially owned: 360,576.923 shares of Stock
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 360,576.923
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 360,576.923
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2019

COMRIT INVESTMENTS LTD.

/s/ Ziv Sapir
By: Ziv Sapir
Title: Chief Executive Officer

COMRIT INVESTMENTS 1, LP

By: Comrit Investments Ltd., its general partner

/s/ Ziv Sapir
By: Ziv Sapir
Title: Chief Executive Officer

ZIV SAPIR

/s/ Ziv Sapir
By: Ziv Sapir

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement, dated as of February 15, 2019, by and between Comrit Investments Ltd., Comrit Investments 1, LP, and Ziv Sapir, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.